

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2021

Richard A. Gonzalez
Chairman of the Board and Chief Executive Officer
AbbVie Inc.
1 North Waukegan Road
North Chicago, IL 60064-6400

> **Re: AbbVie Inc.**
> **Form 10-K for the fiscal year ended December 31, 2019**
> **Response Letter Filed January 15, 2021**
> **File No. 001-35565**

Dear Mr. Gonzalez:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven Scrogham